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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 7)(1)

                        Paxson Communications Corporation
                        ---------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   704231 10 9
                           ------------------------
                                 (CUSIP Number)

             Anthony L. Morrison, Paxson Communications Corporation
                            601 Clearwater Park Road
                         West Palm Beach, Florida 33401
                                 (561) 659-4122
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 2, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 pages)

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

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CUSIP No. 704231 10 9                                              Page 2 of 5
---------------------------                    --------------------------------


-------------- ----------------------------------------------------------------
               Names of Reporting Person:
      1               LOWELL W. PAXSON
               I.R.S. Identification No. of Above Person (entity only)
-------------- ----------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                      (a)  [ ]
                           NOT APPLICABLE                             (b)  [ ]
-------------- ----------------------------------------------------------------
               SEC use only
      3
-------------- ----------------------------------------------------------------
               Source of Funds*
      4
                        NOT APPLICABLE
-------------- ----------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)
      5                                                                    [ ]
-------------- ----------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        United States Citizen
---------------------------- ------- ------------------------------------------
                                     Sole voting power
                               7                                29,651,615
                             ------- ------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                -0-
       Owned by each
                             ------- ------------------------------------------
   Reporting person with             Sole dispositive power
                               9                                29,651,615
                             ------- ------------------------------------------
                                     Shared dispositive power
                               10                               -0-
-------------- ----------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11                  29,651,615
-------------- ----------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*                                    [ ]
     12
               NOT APPLICABLE
-------------- ----------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)          [ ]
     13                  45.98%
-------------- ----------------------------------------------------------------
               Type of Reporting Person*
     14
                         IN
-------------- ----------------------------------------------------------------


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CUSIP No. 704231 10 9                                              Page 3 of 5
---------------------------                    --------------------------------


ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $0.001 per share, issued by Paxson Communications Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 601 Clearwater Park Road, West Palm Beach, Florida 33401.

ITEM 2.  IDENTITY AND BACKGROUND.

         ITEM 2.(a) The person filing this statement is Mr. Lowell W.
                    Paxson.

         ITEM 2.(b) The business address of Mr. Paxson is 601 Clearwater
                    Park Road, West Palm Beach, Florida 33401.

         ITEM 2.(c) The present principal occupation of Mr. Paxson is Chairman of the Board of the Company.

         ITEM 2.(d) During the last five years, Mr. Paxson has not been convicted in a criminal proceeding.

         ITEM 2.(e) During the last five years, Mr. Paxson has not
                    been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Paxson was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 2.(f) Mr. Paxson is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         NOT APPLICABLE


ITEM 4.  PURPOSE OF TRANSACTION.

         NOT APPLICABLE

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         ITEM 5.(a) Mr. Paxson beneficially owns an aggregate of 29,651,615 shares of Class A Common Stock, which is the class of securities identified pursuant to Item 1 above. Pursuant to Rule 13d-3(d)(1) of the Act, the above number and other references herein to the number of shares of Class A Common Stock Mr. Paxson beneficially owns generally includes 8,311,639 shares of Class B Common Stock of the Company beneficially owned by Mr. Paxson, which may be converted to an equal number of shares of Class A Common Stock at any time, and fully vested options to purchase 333,333 shares of Class A Common Stock.

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---------------------------                    --------------------------------
CUSIP No. 704231 10 9                                              Page 4 of 5
---------------------------                    --------------------------------



                    The Company's Quarterly Report on Form 10Q for the Quarter Ended September 30, 2000, filed November 8, 2000, reports that as of October 30, 2000, there were 55,842,904 shares of Class A Common Stock and 8,311,639 shares of Class B Common Stock issued and outstanding. Accordingly, Mr. Paxson beneficially owns approximately 45.98% of the Company's outstanding Class A Common Stock (which includes 8,311,639 shares of Class B Common Stock and vested options to purchase 333,333 shares of Class A Common Stock).

         ITEM 5.(b) Mr. Paxson has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of 29,651,615 shares of Class A Common Stock. No shares are held with shared voting or dispositive power.

         ITEM 5.(c) From March 1 through March 2, 2001, Mr. Paxson
                    effected the sale of 550,000 shares of Class A Common Stock in the Company held in the name of Paxson Enterprises, Inc. and Second Crystal Diamond Limited Partnership, each of which is controlled by Mr. Paxson, at an average price of $10.05 per share. All of the sales were effected pursuant to Rule 144 and were accomplished through OTA Limited Partnership as broker.

         ITEM 5.(d) Not Applicable

         ITEM 5.(e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         NOT APPLICABLE

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         NONE


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CUSIP No. 704231 10 9                                              Page 5 of 5
---------------------------                    --------------------------------




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2001.

                                                        /s/ LOWELL W. PAXSON
                                                        -----------------------
                                                        Lowell W. Paxson



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).